K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

                                    Ernest S. Wechsler
                                    Partner
                                    Phone   212-715-9211
                                    Fax   212-715-8000
                                    ewechsler@KRAMERLEVIN.com

                                             December 19, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F 450 Fifth Street, N.E.
Washington, D.C. 20549-4561
Attn:  Kathleen Collins

Re:	BluePhoenix Solutions Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2006 Filed on March 30, 2007 File No. 333-06208
Dear Ms. Collins:

Enclosed is a memorandum (the “Memorandum”) from the Company setting forth the response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated December 18, 2007 (the “Comment Letter”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006, which was filed with the Commission on March 30, 2007.

For your convenience, the Staff’s comment contained in the Comment Letter has been restated in the Memorandum below in its entirety, with the response to the comment set forth immediately under the comment. The heading and numbered paragraph in the Memorandum correspond to the heading and numbered paragraph of the Comment Letter.

                                                                                                                 Regards,

                                                                                 /s/ Ernest S. Wechsler
                                         Ernest S. Wechsler

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com
also at 47 Avenue Hoche    75008 Paris France

______________
BLUEPHOENIX

M E M O R A N D U M

TO:	Kathleen Collins

FROM:	Varda Sagiv

DATE:	December 19, 2007

RE:	Blue Phoenix Solutions Ltd.
File No. 333-06208

Please find attached BluePhoenix Solutions Ltd.’s response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to BluePhoenix Solutions Ltd., dated December 18, 2007.

BluePhoenix Solutions Ltd.___________________________________________________________
8 Maskit Street P.O. Box 2062 Herzliya 46120 ISRAEL Tel. 972-9-9526100 Fax 972-9-9526111 www.bphx.com

BluePhoenix Solutions Ltd.

               Form 20-F for Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-3

1.
We note your response to prior comment 1 where you state that revenues accounted for pursuant to SOP 81-1 are classified as service revenue and cost of revenue, as vendor specific objective evidence (VSOE) does not exist for the service element or the software element. While we do not object to this treatment, we request that you please revise future filings to disclose your methodology for classifying products and services revenue and cost of revenue for each type of arrangement that you offer. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.

Company Response:

The Company’s future filings will disclose the methodology for classifying products and services revenue and cost of revenue for each type of arrangement that the Company offers.  Furthermore, the Company’s future MD&A disclosures will include a discussion of allocations and the reasons for such allocations.